UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

E-Commerce China Dangdang Inc.

(Name of Issuer)

Common Shares

 (Title of Class of Securities)

26833A105

(CUSIP Number)

December 31, 2014

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 26833A105
1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peggy Yu Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,135,840[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 16,135,840[2]
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,135,840[3]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9%[4]. The voting power of the shares beneficially owned represent 8.3% of the total outstanding voting power.
12	TYPE OF REPORTING PERSON IN

1 Consists of 3,135,840 Class A common shares and 13,000,000 Class B common shares held by Ms. Yu. Each Class B common share is convertible at the option of the holder into one Class A common share. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B common share is entitled to ten votes per share, whereas each Class A common share is entitled to one vote per share.

2 Consists of 3,135,840 Class A common shares and 13,000,000 Class B common shares held by Ms. Yu.

3 See footnote 1.

4 Based on 411,434,410 outstanding common shares as a single class, being the sum of 279,557,750 Class A common shares and 131,876,660 Class B common shares outstanding as of December 31, 2014 and assumes conversion of all Class B common shares into Class A common shares. The voting power of the shares beneficially owned represent 8.3% of the total outstanding voting power.

Item 1(a).	Name of Issuer:

E-Commerce China Dangdang Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

21/F, Jing An Center, No.8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China

Item 2(a).	Name of Person Filing:

Peggy Yu Yu

Item 2(b).	Address of Principal Business Office or, if None, Residence:

21/F, Jing An Center, No.8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China

Item 2(c)	Citizenship:

People’s Republic of China

Item 2(d).	Title of Class of Securities:

Common shares

The Issuer’s common shares consist of Class A common shares and Class B common shares. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to conversion rights and voting rights. Each Class B common share is convertible at the option of the holder into one Class A common share. Each Class B common share is entitled to ten votes per share, whereas each Class A common share is entitled to one vote per share.

Item 2(e).	CUSIP Number:

26833A105

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

See Row (5) through (11).

Mr. Guoqing Li and Ms. Yu are husband and wife. Mr. Li beneficially owned 131,454,930 common shares of the Issuer as of December 31, 2014, including 11,393,270 Class A common shares issuable upon exercise of options within 60 days of December 31, 2014, 21,876,660 Class B common shares held by Kewen Holding Co. Limited and 237,000 American depositary shares representing 1,185,000 Class A common shares and 97,000,000 Class B common shares held by Science & Culture International Limited.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2015

/s/ Peggy Yu Yu
Peggy Yu Yu